Exhibit (a)(2)(G)

PRESS RELEASE – PRESS RELEASE – PRESS RELEASE – PRESS RELEASE

LIGHTSTONE VALUE PLUS REAL ESTATE INVESTMENT TRUST V, INC.
1985 Cedar Bridge Ave., Ste. 1
Lakewood, New Jersey 08701

CONTACT:
Lightstone Shareholder Services
888.808.7348
investorservices@lightstonegroup.com

FOR IMMEDIATE RELEASE

LAKEWOOD, NEW JERSEY, January 31, 2020 – Lightstone Value Plus Real Estate Investment Trust V, Inc. today announced that it has extended the expiration date of its outstanding tender offer for shares of its common stock.  The expiration date for the tender offer has been extended to midnight, Eastern Time, on February 28, 2020.  The offer was previously scheduled to expire at midnight, Eastern Time, on January 31, 2020.  Based on the information provided by tendering shareholders, approximately 1,256,068 shares have been tendered through January 30, 2020.